                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934


     CREATIVE RESTAURANT CONCEPTS, INC. (FORMERLY MAGNOLIA FOODS, INC.)
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  224 908 301
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                                (CUSIP Number)

                                MARCH 31, 1998
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           (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          / /  Rule 13d-1(b)
          /X/  Rule 13d-(c)
          / /  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   2249 08 301


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(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)
       RANDAL W. COLTON
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(2)  Check the Appropriate Box if a Member of a Group
     (a) /X/
     (b) / /
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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:        UNITED STATES

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Number of Shares              (5) Sole Voting Power
Beneficially Owned                  264,800 SHARES OF COMMON STOCK
by Each Reporting             --------------------------------------------------
Person With                   (6) Shared Voting Power
                                    N/A
                              --------------------------------------------------
                              (7) Sole Dispositive Power
                                    264,800 SHARES OF COMMON STOCK
                              --------------------------------------------------
                              (8) Shared Dispositive Power
                                    N/A

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
       264,800 SHARES (INCLUDING WARRANTS TO PURCHASE 110,000 SHARES)

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
       N/A

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(11) Percent of Class Represented by Amount in Row (9)
       10.1%

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(12) Type of Reporting Person
       IN

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CUSIP NO.   2249 08 301


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(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)
       GG&G PRODUCTION CORPORATION
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(2)  Check the Appropriate Box if a Member of a Group
     (a) /X/
     (b) / /
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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:        OKLAHOMA

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Number of Shares              (5) Sole Voting Power
Beneficially Owned                  22,500 SHARES OF COMMON STOCK
by Each Reporting             --------------------------------------------------
Person With                   (6) Shared Voting Power
                                    N/A
                              --------------------------------------------------
                              (7) Sole Dispositive Power
                                    22,500 SHARES OF COMMON STOCK
                              --------------------------------------------------
                              (8) Shared Dispositive Power
                                    N/A

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
       22,500 SHARES OF COMMON STOCK

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
       N/A

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(11) Percent of Class Represented by Amount in Row (9)
       0.9%

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(12) Type of Reporting Person
       CO


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CUSIP NO.   2249 08 301


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(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)
       FREE STYLE FILM CORPORATION
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(2)  Check the Appropriate Box if a Member of a Group
     (a) /X/
     (b) / /
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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:        OKLAHOMA

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Number of Shares              (5) Sole Voting Power
Beneficially Owned                  107,500 SHARES OF COMMON STOCK
by Each Reporting             --------------------------------------------------
Person With                   (6) Shared Voting Power
                                    N/A
                              --------------------------------------------------
                              (7) Sole Dispositive Power
                                    107,500 SHARES OF COMMON STOCK
                              --------------------------------------------------
                              (8) Shared Dispositive Power
                                    N/A

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
       107,500 SHARES (INCLUDING WARRANTS TO PURCHASE 25,000 SHARES)

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
       N/A

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(11) Percent of Class Represented by Amount in Row (9)
       4.3%

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(12) Type of Reporting Person
       CO

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ITEM 1(a) NAME OF ISSUER:

     CREATIVE RESTAURANT CONCEPTS, INC. (FORMERLY MAGNOLIA FOODS, INC.)
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ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     1119 N.W. 63RD, SUITE A-9, OKLAHOMA CITY, OKLAHOMA 73120
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ITEM 2(a) NAME OF PERSON FILING:

     RANDAL W. COLTON / GG & G PRODUCTION CORPORATION /
     FREE STYLE FILM CORPORATION
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ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     1736 KINGSBURY, OKLAHOMA CITY, OKLAHOMA 73116
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ITEM 2(c) CITIZENSHIP:

     UNITED STATES
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ITEM 2(d) TITLE OF CLASS OF SECURITIES:

     COMMON STOCK, $.001 PAR VALUE
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ITEM 2(e) CUSIP NUMBER:

     224 908 301
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13D-1(b) OR
         240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)  / /   Broker or dealer registered under section 15 of the Act
                    (915 U.S.C. 78o).
         (b)  / /   Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).
         (c)  / /   Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).
         (d)  / /   Insurance company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)  / /   An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);
         (f)  / /   An employee benefit plan or endowment fund in accordance
                    with Section 240.13d-1(b)(1)(ii)(F);
         (g)  / /   A parent holding company or control person in accordance
                    with Section 240.13d-1(b)(1)(ii)(G);
         (h)  / /   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)  / /   A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);
         (j)  / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Section 240.13d-1(c), check this box


ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:     394,800
                                    --------------------------------------------
     (b)  Percent of class:               14.98%
                           -----------------------------------------------------
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote:    394,800
                                                         -----------------------
          (ii)  Shared power to vote or to direct the vote:  N/A
                                                           ---------------------
          (iii) Sole power to dispose or to
                direct the disposition of:         394,800
                                          --------------------------------------
          (iv)  Shared power to dispose or to
                direct the disposition of:           N/A
                                          --------------------------------------

     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).


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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not Applicable

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

APRIL 2, 1998                           /s/   RANDAL W. COLTON
                                        -------------------------------
                                        RANDAL WAYNE COLTON



                                        GG&G CORPORATION


                                        By: /s/  Randal W. Colton
                                            ---------------------------
                                            Randal W. Colton, President



                                        FREE STYLE FILM CORPORATION


                                        By: /s/ Randal W. Colton
                                            ---------------------------
                                            Randal W. Colton, President